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SEC Mail Processing Section
MAR 01 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alphasource Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 East 57TH Street 12th Floor
(No. and Street)

New York (City) NY (State) 10504 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noelle-Claire LeCann (212) 308-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Noelle-Claire LeCann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AlphaSource Capital Securities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CATHIAN MCNALLY
Notary Public, State of New York
No. 01MC6033425
Qualified in New York County
Commission Expires 11/15/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AlphaSource Capital Securities LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

See accountant's audit report

Contents

Independent Auditors Report

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Alphasource Capital Securities, LLC
32 East 57TH Street 12th Floor
New York NY 10504

Opinion on The Financial Statements

We have audited the accompanying financial statements of Alphasource Capital Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

February 28, 2018

AlphaSource Capital Securities LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking- 0761	29,453.83
Chase Savings-3501	5,839.50
Total Checking/Savings	35,293.33
Accounts Receivable	
Accounts Receivable (A/R)	105,773.76
Total Accounts Receivable	105,773.76
Other Current Assets	
Prepaid Expenses	
FINRA CRD	248.26
Total Prepaid Expenses	248.26
Total Other Current Assets	248.26
Total Current Assets	141,315.35
Other Assets	
Illiquid Assets	103.41
Total Other Assets	103.41
TOTAL ASSETS	**141,418.76**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	100,080.60
Total Accounts Payable	100,080.60
Credit Cards	
Credit Card	2,363.63
Total Credit Cards	2,363.63
Other Current Liabilities	
Accrued Expense	
Independent Audit Accrual	3,000.00
SIPC	620.00
Total Accrued Expense	3,620.00
Total Other Current Liabilities	3,620.00
Total Current Liabilities	106,064.23
Total Liabilities	106,064.23
Equity	
Opening Balance Equity	27,521.50
Partner Contributions	30,000.00
Partner Distributions	-398,500.00
Retained Earnings	324,484.12
Net Income	51,848.91
Total Equity	35,354.53
TOTAL LIABILITIES & EQUITY	**141,418.76**

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

AlphaSource Capital Securities LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Marketing Fee Income	265,083.73
Reimbursable income	227.00
Retainer Fee Income	174,500.00
Total Income	439,810.73
Gross Profit	439,810.73
Expense	
Bank Charges	1,355.09
charitable donations	554.48
Legal & Professional Fees	11,558.67
Local Travel	1,525.36
Meals and Entertainment	6,155.24
Office Expenses	735.19
Other Miscellaneous Service Cos	21.75
Phone & communications	9,650.45
Regulatory Fees	7,511.24
Rent or Lease	18,000.00
Retainer Fees	105,967.43
Service -Marketing Fee	210,638.88
Shipping and delivery expense	139.61
technology	7,281.61
Travel	6,302.82
Travel Meals	565.92
Total Expense	387,963.74
Net Ordinary Income	51,846.99
Other Income/Expense	
Other Income	
Interest Earned	1.92
Total Other Income	1.92
Net Other Income	1.92
Net Income	**51,848.91**

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

AlphaSource Capital Securities LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	51,848.91
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	-60,481.88
Prepaid Expenses:FINRA CRD	-248.26
Prepaid Expenses:Dataroom	250.00
Accounts Payable (A/P)	59,717.55
Credit Card	-313.59
Accrued Expense:FINRA CRD	-396.00
Independent Audit Accrual	3,000.00
Net cash provided by Operating Activities	53,376.73
FINANCING ACTIVITIES	
Partner Contributions	15,000.00
Partner Distributions	-67,500.00
Net cash provided by Financing Activities	-52,500.00
Net cash increase for period	876.73
Cash at beginning of period	34,416.60
Cash at end of period	**35,293.33**

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

AlphaSource Capital Securities LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2017

Balance, beginning of period		**36,004.04**
28000 Partner Distributions		-67,500.00
28001 Partner Contributions		15,000.00
Net Income		51,848.91
Balance, end of period	**$**	**35,352.95**

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

AlphaSource Capital Securities LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2017

NOTE A -SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by AlphaSource Capital Securities (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of New York effective April 18, 2007. The Company has adopted a calendar end of December 31.

Description of Business

The Company, located in New York, NY, is a broker dealer for private placements and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption because of "Special Account for the Exclusive Benefit of customers."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.
During the year ended December 31, 2017, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist because its largest five customers account for more than 25% of revenues.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

NOTE B-POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE C-NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE D-SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE E-COMMITMENTS AND CONTINGENCIES

AlphaSource Capital Securities does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F - RENT

The Company is a party to an expense sharing agreement with an affiliate. Under the terms of this agreement, the affiliate pays rent and other charges related for the premises and certain other expenses. The affiliate charged the Company $18,000.00 for rent during the year.

NOTE G - RELATED PARTY TRANSACTION

The Company has entered into an expense sharing agreement with an affiliate, AlphaSource Capital Partners LLC. The amount charged to the company this year was $18,000.00.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 26, 2018, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

AlphaSource Capital Securities LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Total Stockholder's Equity		35,354.53
Non-allowable assets		
Other Assets	351.67	
Accounts receivable - other	16,248.09	-16,599.76
Other Charges	0.00	
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net allowable Capital		18,754.77

Computation of Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	7,070.94
Minimum dollar net capital requirement of reporting broker or dealer	5,000.00
Net Capital requirement	7,070.94
Excess Net Capital	11,683.83

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	106,064.23
Percentage of aggregate Indebtedness to net capital	566%

Computation of Reconciliation of Net Capital

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	18,755
Adjustments	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	18,755
Reconciled Difference	0.00

See accountant's audit report

AlphaSource Capital Securities LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $18,755 which was $11,684 in excess of its required net capital of $7,071. The Company's ratio of aggregate indebtedness to net capital was 566%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); "Special Account for the Exclusive Benefit of customers" maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

See accountant's audit report

AlphaSource Capital Securities LLC
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

See accountant's audit report

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Noelle-Claire LeCann
Alphasource Capital Securities, LLC
32 East 57TH Street 12th
Floor
New York, NY 10504

Dear Noelle-Claire LeCann:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Alphasource Capital Securities, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Alphasource Capital Securities, LLC claims exemption from 17 C.F.R. §240.15c3-3. Alphasource Capital Securities, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Alphasource Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alphasource Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

February 28, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

AlphaSource Capital Securities LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

ALPHASOURCE
Capital Securities LLC

February 19, 2018

Bryant A. Gaudette
21320 Provincial Blvd., Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, AlphaSource Capital Securities LLC

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 1, 2017 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

[signature] 2-19-18

Noelle-Claire LeCann Date

President

AlphaSource Capital Securities LLC

32 E. 57th St. – 12 Fl. • New York, NY 10022 • ph: 212-308-4500 • www.alphasourcecap.com

See accountant's audit report